UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): August 11, 2023

MOUNTAIN & CO. I ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41021	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4001 Kennett Pike, Suite 302 Wilmington, Delaware 19807		19807
(Address of principal executive offices)		(Zip Code)

+1 302 273 0765

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, par value $0.0001 per share	MCAA	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	MCAAW	The Nasdaq Stock Market LLC
Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	MCAAU	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry Into A Material Definitive Agreement.

Business Combination Agreement

On August 11, 2023, Mountain & Co. I Acquisition Corp., a Cayman Islands exempted company (“Mountain”), entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among Mountain, Futbol Club Barcelona, a sport association (asociación deportiva) (“FCB”), and Barça Produccions S.L., a Spanish limited liability corporation wholly owned by FCB (“BP”). The Business Combination Agreement and the transactions contemplated thereby were approved by the boards of directors of each of Mountain and FCB.

The Business Combination Agreement provides for a series of transactions, pursuant to which, among other things:

(a)	Prior to the closing of the transactions contemplated by the Business Combination Agreement (the “Closing”), (i) each of FCB and BP will, and will cause its applicable subsidiaries to, contribute, assign, transfer, and convey or, with Mountain’s prior written direction or approval, license or sublicense, all of its or their respective right, title and interest in, to, and under the Transferred Assets (as defined in the Business Combination Agreement) to Bridgeburg Invest, S.L., a Spanish private limited liability company (the “Company”), and (ii) the Company will assume, pay, perform and discharge when due the Assumed Liabilities (as defined in the Business Combination Agreement), in each case, in exchange for the ordinary shares of the Company (the “Bridgeburg Ordinary Shares”) (such transactions, collectively, the “Pre-Closing Reorganization”);

(b)	At the Closing, BP and each Bridgeburg Minority Shareholder (as defined in the Business Combination Agreement) will contribute, or cause to be contributed, all of the issued and outstanding Bridgeburg Ordinary Shares owned by it to a newly-formed Netherlands private limited liability company to be renamed Barça Media (“TopCo”) in return for 15,000 newly-issued ordinary shares of TopCo ( “TopCo Ordinary Shares”) for each Bridgeburg Ordinary Share contributed (the “Share Exchange”). The consideration mechanics in the Business Combination Agreement assume a pre-money valuation of the Business (as defined in the Business Combination Agreement) of $900 million, a $10.00 per share price of TopCo Ordinary Shares at the Closing, and that BP will receive 67.95 million TopCo Ordinary Shares in exchange for the Bridgeburg Ordinary Shares owned by it pursuant to the Share Exchange at the Closing;

(c)	Immediately after giving effect to the Share Exchange, TopCo will (i) change its legal form to a public limited company (naamloze vennootschap) and (ii) amend and restate its articles of association pursuant to a notarial deed and, as so amended and restated, such articles of association will be the governing documents of TopCo;

(d)	At the Closing, a Cayman Islands exempted company (“Merger Sub”), which will be a wholly owned subsidiary of TopCo, will merge with and into Mountain (the “Merger”), with Mountain as the surviving company (the “Surviving Company”) in the Merger and, after giving effect to the Merger, the Surviving Company will become a wholly owned subsidiary of TopCo, and each issued and outstanding Mountain Class A ordinary share (the “Mountain Class A Shares”) and Mountain Class B ordinary share (the “Mountain Class B Shares” and, together with the Mountain Class A Shares, the “Mountain Shares”) will be automatically cancelled and extinguished and converted into one Class A ordinary share of the Surviving Company;

(e)	Immediately following the effective time of the Merger (the “Merger Effective Time”), Continental Stock Transfer & Trust Company (the “Exchange Agent”) will contribute each of the issued and outstanding Class A ordinary shares of the Surviving Company that were issued to the Exchange Agent to TopCo, as a contribution in kind, and, in consideration of this contribution in kind, TopCo will issue to the Exchange Agent one TopCo Ordinary Share in respect of each Class A ordinary share of the Surviving Company so contributed;

(f)	As a result of the Merger, each outstanding warrant to purchase one Mountain Class A Share at a price of $11.50 per share, subject to adjustment in accordance with the Warrant Agreement, dated as of November 4, 2021, between Mountain and Continental Stock Transfer & Trust Company (such Warrant Agreement, the “Warrant Agreement” and each such warrant, a “Mountain Warrant”) will, by its terms, convert into a warrant to purchase one TopCo Ordinary Share (a “Converted Warrant”) on the same contractual terms and conditions as were in effect at the Merger Effective Time under the terms of the Warrant Agreement; provided, that each Converted Warrant: (i) will represent the right to acquire the number of TopCo Ordinary Shares equal to the number of Mountain Class A Shares subject to each such Mountain Warrant immediately prior to the Merger Effective Time; (ii) will have an exercise price of $11.50 per whole warrant required to purchase one TopCo Ordinary Share; and (iii) will expire on the five-year anniversary of the Closing;

(g)	As of immediately prior the Merger Effective Time, TopCo will enter into a warrant assumption agreement, pursuant to which, among other things, TopCo will assume all obligations of Mountain under the Warrant Agreement; and

(h)	At the Merger Effective Time, each Mountain Share held immediately prior to the Merger Effective Time by Mountain as treasury shares will be cancelled and extinguished, and no consideration will be paid with respect thereto.

The transactions contemplated by the Business Combination Agreement are hereinafter referred to as the “Business Combination.”

The Business Combination is expected to close in the fourth quarter of 2023, subject to the receipt of the required approval by Mountain’s shareholders and the general assembly of the members of FCB (the “FCB General Assembly”), as well as the satisfaction of other closing conditions described below under “Conditions to Each Party’s Obligations”. Effective as of the Closing, the board of directors of TopCo will consist of 10 directors, including one director designated by LIBERO (as defined below) and one director designated by Holding (as defined below).

Representations and Warranties; Covenants

The Business Combination Agreement contains representations and warranties of each of the parties thereto that are customary for transactions of this type regarding themselves. The representations and warranties of the parties contained in the Business Combination Agreement will terminate and be of no further force and effect as of the closing of the Business Combination.

The Business Combination Agreement also contains covenants by Mountain, FCB, BP, TopCo and the Company which require, among other things, (i) the parties to take all such action as may be necessary or appropriate such that, effective as of the Closing, the TopCo board of directors will consist of 10 directors, (ii) the parties to not solicit, initiate, encourage, facilitate, discuss or negotiate or enter into any agreements for certain alternative transactions, and (iii) the parties to negotiate in good faith ancillary documents, including a content production and license agreement the terms of which shall be consistent with the IP term sheet attached as Exhibit A to the Business Combination Agreement, under which FCB would grant an exclusive, worldwide, sublicensable license to TopCo to use and otherwise exploit only in connection with the Business (as defined in the Business Combination Agreement) certain trademarks, logos, and brands, as well as copyrights, publicity rights (e.g., name, image, likeness) or other intellectual property rights that are owned or licensable by FCB or any of its affiliates during a term of 20 years (which will automatically be extended for consecutive 20 year terms, unless terminated earlier on the terms and conditions set forth therein)

Conditions to Each Party’s Obligations

The obligation of Mountain and FCB to consummate the Business Combination is subject to certain closing conditions, including, but not limited to, (i) the absence of any order or law issued by any court of competent jurisdiction or other governmental entity or other legal restraint or prohibition preventing the consummation of the Business Combination, (ii) the effectiveness of a registration statement on Form F-4 relating to the Business Combination (the “Registration Statement”) in accordance with the provisions of the Securities Act of 1933, as amended (the “Securities Act”), registering the TopCo Ordinary Shares and the TopCo Warrants to be issued in connection with the Merger, (iii) the required approval of Mountain’s shareholders, (iv) the required approval of the FCB General Assembly, (v) TopCo having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) immediately after the Closing, (vi) unpaid expenses of BP, the Company (and their respective subsidiaries), TopCo and Merger Sub not exceeding €10 million and unpaid expenses of Mountain not exceeding €40 million, (vii) the consummation of the Pre-Closing Reorganization by the parties, (viii) the receipt by the RemainCo Entities (as defined in the Business Combination Agreement) of approximately the following amounts in cash in connection with the Business Combination by the following specified dates: (A) €20 million on or prior to August 11, 2023; (B) €20 million on or prior to August 11, 2023; and (C) €20 million (the “Third Tranche”) on or prior to August 21, 2023 (however, if the RemainCo Entities have received at least €10 million of the Third Tranche on or prior to August 21, 2023, then this condition will only be deemed unsatisfied if the RemainCo Entities have not received the remaining unfunded portion of the Third Tranche prior to or on August 29, 2023) (the “Proceeds Condition”), (ix) as of the Closing, TopCo, Mountain and their respective subsidiaries having in the aggregate not less than €50 million in cash pursuant to amounts held in or out of the Trust Account (as defined in the Business Combination Agreement) or raised in a financing as measured prior to the payment of the transaction expenses and (x) the approval by the Nasdaq Stock Market of TopCo’s initial listing application in connection with the Business Combination. Mountain cannot assure you that its plans to complete the Business Combination will be successful or that financing, if any, will be obtained in connection with the Business Combination. If these conditions are not satisfied, amended or waived by the parties pursuant to the terms of the Business Combination Agreement, then the Business Combination would not be consummated.

Termination

The Business Combination Agreement may be terminated under certain limited circumstances prior to the closing of the Business Combination, including, but not limited to, (i) by mutual written consent of Mountain and FCB, (ii) by Mountain if the representations and warranties of FCB, BP, TopCo, the Company or Merger Sub are not true and correct or if FCB, TopCo, the Company or Merger Sub fail to perform any covenant or agreement set forth in the Business Combination Agreement such that certain conditions to closing cannot be satisfied and the breach or breaches of such representations or warranties or the failure to perform such covenant or agreement, as applicable, are not cured or cannot be cured within certain specified time periods, (iii) by FCB if the representations and warranties of Mountain are not true and correct or if Mountain fails to perform any covenant or agreement set forth in the Business Combination Agreement such that certain conditions to closing cannot be satisfied and the breach or breaches of such representations or warranties or the failure to perform such covenant or agreement, as applicable, are not cured or cannot be cured within certain specified time periods, (iv) subject to certain limited exceptions, by Mountain or FCB if the Business Combination is not consummated on or prior to August 11, 2024, (v) by Mountain or FCB if certain required approvals from Mountain shareholders are not obtained after the conclusion of a meeting of Mountain’s shareholders held for such purpose, (vi) by either Mountain or FCB, if any governmental entity of competent jurisdiction will have issued an order permanently enjoining or prohibiting the Business Combination and such order will have become final and nonappealable, and (vii) by Mountain or FCB if the required approvals from the FCB General Assembly are not obtained after the conclusion of a meeting of the FCB General Assembly held for such purpose.

If the Business Combination Agreement is validly terminated, none of the parties to the Business Combination Agreement will have any liability or any further obligation under the Business Combination Agreement, except in the case of fraud or any willful and material breach of the Business Combination Agreement and for customary obligations that survive the termination thereof (such as confidentiality obligations).

The foregoing description of the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination, does not purport to be complete and is qualified in its entirety by the terms and conditions of the Business Combination Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates, as specified therein. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The Business Combination Agreement has been attached to provide investors with information regarding its terms and is not intended to provide any other factual information about Mountain, FCB or any other party to the Business Combination Agreement. In particular, the representations, warranties, covenants and agreements contained in the Business Combination Agreement may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the U.S. Securities and Exchange Commission (the “SEC”). Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Business Combination Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in Mountain’s public disclosures.

Shareholder Agreement

The Business Combination Agreement contemplates that, at the Closing, TopCo, Mountain & Co. I Sponsor LLC, Mountain’s sponsor (the “Sponsor”), FCB, BP and other parties will enter into a shareholder agreement, pursuant to which, among other things, (i) the Sponsor, FCB and BP will agree not to effect any sale or distribution of any equity securities of TopCo issued pursuant to the Business Combination Agreement during the lock-up period described therein and (ii) the Sponsor, FCB and BP will be granted certain registration rights with respect to their respective TopCo Ordinary Shares, in each case, on the terms and subject to the conditions therein.

Other Agreements

Sponsor Support Agreement

Concurrently with the execution of the Business Combination Agreement, the Sponsor, directors and officers of Mountain (the “D&Os”) and Mountain entered into the sponsor support agreement (the “Sponsor Support Agreement”), pursuant to which, among other things, (i) each of the Sponsor and the D&Os has agreed to vote in favor of the Business Combination Agreement and the transactions contemplated thereby and (ii) each of the Sponsor and the D&Os has agreed to waive any adjustment to the conversion ratio set forth in the governing documents of Mountain or any other anti-dilution protection with respect to the Mountain’s Class B ordinary shares (the “Mountain Class B Shares”);

A copy of the Sponsor Support Agreement is filed with this current report on Form 8-K as Exhibit 10.1 and is incorporated herein by reference, and the foregoing description of the Sponsor Support Agreement is qualified in its entirety by reference thereto.

Bridgeburg and Related Agreements

Concurrently with the execution of the Business Combination Agreement:

(a)	LIBERO Football Finance AG (“LIBERO”), Orpheus Media, S.L. (together with its affiliates, “Orpheus”), Blaugrana Invest, S.á.r.l. (together with its affiliates, “Blaugrana”), BP and Mountain have entered into definitive agreements (the “LIBERO Bridgeburg Agreements”), pursuant to which, among other things, LIBERO has agreed to purchase, and Orpheus and Blaugrana have agreed to sell, 294 Bridgeburg Ordinary Shares in the aggregate that are owned by Orpheus and Blaugrana in exchange for cash payments by LIBERO directly to BP (on behalf of Orpheus and Blaugrana) in an amount equal to approximately (i) €20 million in the aggregate on or before August 11, 2023, but not before the execution and public announcement of the Business Combination Agreement and (ii) €20 million in the aggregate on or before August 21, 2023, on the terms and subject to the conditions set forth in the LIBERO Bridgeburg Agreements.

(b)	a holding company advised by NIPA Capital B.V. (“Holding”), Orpheus, Blaugrana, BP and Mountain have entered into definitive agreements (the “Holding Bridgeburg Agreements”, and together with the LIBERO Bridgeburg Agreements, the “Bridgeburg Agreements”), pursuant to which, among other things, Holding has agreed to purchase, and Orpheus and Blaugrana have agreed to sell, 590 Bridgeburg Ordinary Shares in the aggregate that are owned by Orpheus and Blaugrana in exchange for cash payments by Holding directly to BP (on behalf of Orpheus and Blaugrana) in an amount equal to approximately €20 million on August 11, 2023 and the assumption by Holding of Orpheus’ obligation (pursuant to that certain sale and purchase agreement, dated August 11, 2022, between Orpheus and BP) to pay €30 million to BP on June 15, 2024 and €30 million to BP on June 15, 2025, on the terms and subject to the conditions set forth in the Holding Bridgeburg Agreements. In connection with the transaction, (i) immediately following and conditional upon the Closing, Holding has agreed to purchase, and Sponsor has agreed to sell, 5,750,000 Converted Warrants in exchange for Holding purchasing the Bridgeburg Ordinary Shares under the Holding Bridgeburg Agreements, and Holding has agreed to purchase, and Sponsor has agreed to sell, 2,537,500 TopCo Ordinary Shares in exchange for an aggregate payment by Holding of $10,150 to the Sponsor, (ii) TopCo will agree to engage Holding as a consultant over a five-year period, paying Holding an aggregate consulting fee of €5 million, if the Closing occurs, or €3.75 million, if the Closing does not occur, and (iii) TopCo will agree, conditional upon the Closing, to engage Conny & Co. Advisory AG (“CCAAG”) as a consultant over a five-year period, paying CCAAG an aggregate consulting fee of €5 million. CCAAG is controlled by Dr. Cornelius Boersch, Mountain’s Chief Executive Officer and director. CCAAG and Dr. Cornelius Boersch are members of, and control, the Sponsor.

(c)	Mountain and PRIMARY metaverse d.o.o., a limited liability company organized in Croatia (the “Consultant”) entered into the Consulting Agreement (the “Consulting Agreement”), pursuant to which, among other things, (i) the Consultant agreed to provide Mountain support in identifying third-party investors to backstop or assume the payment obligations of (x) Orpheus to make a €30 million payment to BP and (y) Socios Deportes Services, S.L. to make a €30 million payment to BP (the “Payment Obligations”), and (ii) as promptly as practicable following (and conditional upon) the Closing, the Consultant will be paid a fee of €4.1 million in the aggregate. As a result of the Consultant’s efforts to identify third-party investors, LIBERO, Sponsor and a guarantor (the “Guarantor”) entered into the Backstop Agreement (the “Backstop Agreement”), pursuant to which (i) if any balance of the Secondary Payment Amount (as defined in the Backstop Agreement) has not been paid by LIBERO as of August 21, 2023, the Guarantor will pay such remaining balance (the “Backstop Commitment”), (ii) the Backstop Commitment is only in effect so long as Mountain and BP have entered into and publicly announced a business combination agreement and (iii) in exchange for the Backstop Commitment, the Sponsor will provide (a) the Guarantor with 1,000,000 Sponsor Warrants (as defined in the Business Combination Agreement) and (b) the Consultant with 1,000,000 Sponsor Warrants, in each case, immediately following the Closing regardless of whether or not the Backstop Commitment is drawn upon by FCB or BP.

Copies of the Bridgeburg Agreements and the Consulting Agreement are filed with this current report on Form 8-K as Exhibits 10.2, 10.3, 10.4, 10.5 and 10.6 and are incorporated herein by reference, and the foregoing description of those agreements is qualified in its entirety by reference thereto.

Item 8.01 Other Events.

On August 9, 2023, Mountain instructed Continental Stock Transfer & Trust Company, the trustee with respect to Mountain’s trust account (the “Trust Account”), to liquidate the U.S. government securities or money market funds held in the Trust Account and thereafter to hold all funds in the Trust Account in a deposit account with a financial institution in the United States. The interest rate on such deposit account is currently approximately 4.60% per annum, but such deposit account carries a variable rate, and Mountain cannot assure investors that such rate will not decrease or increase significantly.

Additional Information and Where to Find It

In connection with the proposed Business Combination, TopCo intends to file with the SEC the Registration Statement that will include a prospectus with respect to TopCo’s securities to be issued in connection with the Business Combination and a proxy statement with respect to the shareholder meeting of Mountain to vote on the Business Combination. Shareholders of Mountain and other interested persons are encouraged to read, when available, the preliminary proxy statement/prospectus as well as other documents to be filed with the SEC because these documents will contain important information about TopCo, the Company, Mountain and the Business Combination. After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus to be included in the Registration Statement will be mailed to shareholders of Mountain as of a record date to be established for voting on the proposed transaction. Once available, shareholders of Mountain will also be able to obtain a copy of the Registration Statement, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: Mountain & Co. I Acquisition Corp., 4001 Kennett Pike, Suite 302 Wilmington, Delaware 19807. The preliminary and definitive proxy statement/prospectus to be included in the Registration Statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Mountain, the Company and TopCo and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of Mountain and their ownership is set forth in Mountain’s filings with the SEC, including its annual report on Form 10-K for the year ended December 31, 2022 and subsequent filings, including quarterly reports on Form 10-Q and Forms 4. Information about the Company and TopCo’s respective directors and executive officers and their ownership will be set forth in the preliminary and definitive proxy statement/prospectus to be included in the Registration Statement. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Mountain’s shareholders in connection with the potential transaction will be set forth in the preliminary and definitive proxy statement/prospectus to be included in the Registration Statement. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to: Mountain & Co. I Acquisition Corp., 4001 Kennett Pike, Suite 302 Wilmington, Delaware 19807.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of section 27A of the Securities Act and Section 21E of the Exchange Act that are based on beliefs and assumptions and on information currently available to Mountain, the Company and TopCo. In some cases, you can identify forward-looking statements by the following words: “budget,” “may,” “will,” “could,” “would,” “should,” “forecast,” “future,” “might,” “outlook,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans as they relate to the proposed transaction, are also forward-looking statements. These forward-looking statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Most of these factors are outside Mountain’s, the Company’s and TopCo’s control and are difficult to predict. Forward-looking statements in this communication include, but are not limited to, statements regarding the proposed transaction, including the timing and structure of the transaction, the satisfaction of the closing conditions to the proposed transaction, the level of redemptions by Mountain’s public shareholders, the prospects and anticipated value of TopCo and its content, services and brand in the future, and the proceeds and benefits of the proposed transaction. These forward-looking statements are subject to a number of risks and uncertainties, including, among others: changes in domestic and foreign business, market, financial, political and legal conditions; the ability to complete the business combination due to the requirement to obtain approval from Mountain’s shareholders and FCB’s general assembly, and to satisfy other closing conditions in the Business Combination Agreement; the ability to successfully negotiate and enter into the ancillary agreements to the Business Combination Agreement, including, but not limited to, the content production and license agreement; the occurrence of any event that could give rise to the termination of the Business Combination Agreement; the outcome of any legal proceedings that have been or may be instituted against Mountain, the Company, FCB or others; the ability to recognize the anticipated benefits of the proposed transaction; the amount of redemption requests made by Mountain’s public shareholders; whether TopCo’s shares will be approved for listing on the Nasdaq and the ability to meet stock exchange listing standards following the consummation of the proposed transaction; the risk that the proposed transaction disrupts current plans and operations as a result of the announcement and thereafter; costs related to the proposed transaction; the Company’s ability to grow and achieve its business objectives; the effects of competition on the Company’s future business; changes in consumer viewing habits and the emergence of new content distribution platforms; the Company’s ability to execute a digital media strategy that generates the revenue anticipated; the Company’s ability to maintain, enhance and protect and the Company’s dependence on the popularity of FCB’s brand and reputation; the Company’s ability to adequately protect against media piracy; the ability of Mountain, TopCo or the Company to issue equity or obtain financing in connection with the proposed transaction or in the future; and other risks and uncertainties, including those to be included under the heading “Risk Factors” in the Registration Statement to be filed by TopCo with the SEC and those included under the heading “Risk Factors” in the annual report on Form 10-K for year ended December 31, 2022 of Mountain and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC.

The forward-looking statements in this communication speak only as of the date of this communication. However, while Mountain, the Company and TopCo may elect to update these forward-looking statements at some point in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of Mountain, the Company and TopCo as of any date subsequent to the date of this communication.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Mountain or TopCo, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

2.1†	Business Combination Agreement, dated as of August 11, 2023, by and among Futbol Club Barcelona, Barça Produccions S.L., and Mountain & Co. I Acquisition Corp.

10.1*	Sponsor Support Agreement, dated as of August 11, 2023, by and among Mountain & Co. I Sponsor LLC, certain other holders set forth on Schedule I thereto, Mountain & Co. I Acquisition Corp. and Barça Produccions S.L.

10.2*	Shares Sale and Purchase Agreement, dated as of August 11, 2023, by and among Blaugrana Invest, S.à.r.l., LIBERO Football Finance AG, Barça Produccions S.L., and Mountain & Co. I Acquisition Corp.

10.3*	Shares Sale and Purchase Agreement, dated as of August 11, 2023, by and among Orpheus Media, S.L., LIBERO Football Finance AG, Barça Produccions S.L., and Mountain & Co. I Acquisition Corp.

10.4*	Shares Sale and Purchase Agreement, dated as of August 11, 2023, by and among Blaugrana Invest, S.à.r.l., [redacted], Barça Produccions S.L., and Mountain & Co. I Acquisition Corp.

10.5*	Shares Sale and Purchase Agreement, dated as of August 11, 2023, by and among Orpheus Media, S.L., [redacted], Barça Produccions S.L., and Mountain & Co. I Acquisition Corp.

10.6*	Consulting Agreement, dated as of August 11, 2023, by and between Mountain & Co. I Sponsor LLC and PRIMARY metaverse d.o.o.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

†	Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.
*	Certain portions of this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(10)(iv) of Regulation S-K. The Registrant agrees to furnish supplementally an unredacted copy of such an exhibit to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 11, 2023	MOUNTAIN & CO. I ACQUISITION CORP.

	By:	/s/ Alexander Hornung
	Name:	Alexander Hornung
	Title:	Chief Financial Officer